SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )


                             Target Logistics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    876123100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Stephen J. Clearman
                             c/o Geocapital Partners
                                1 Executive Drive
                                    Suite 160
                               Fort Lee, NJ 07024
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 27, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  876123100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kinderhook Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,324,138

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,324,138

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,324,138

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.27%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  876123100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kinderhook GP, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,324,138

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,324,138

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,324,138

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.27%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.  876123100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stephen J. Clearman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,324,138

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,324,138

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,324,138

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.27%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  876123100
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The name of the issuer is Target Logistics, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 500 Harborview Drive, 3rd Floor, Baltimore, MD 21230. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Kinderhook Partners, LP, a Delaware limited partnership, (the "Partnership"), Kinderhook GP, LLC, a Delaware limited liability company, the general partner of the Partnership (the "General Partner"), and Stephen J. Clearman, the managing member of the General Partner responsible for making investment decisions with respect to the Partnership ("Clearman" and, together with the Partnership and the General Partner, the "Reporting Persons"). The principal business address of the Reporting Persons is located at 1 Executive Drive, Suite 160, Fort Lee, NJ 07024. The principal business of the Partnership is to serve as a private investment vehicle. The principal business of the General Partner is to serve as general partner to the Partnership.

     (d) None of the Reporting Persons nor any person affiliated with the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The Shares are held in accounts beneficially owned by the Partnership. The purchase price for the Shares was $1,928,000. The funds used for the purchase of the Shares by the Partnership came from working capital using contributions made by the partners of the Partnership.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business, including the use of a margin account in the name of the Partnership.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a-j) The Shares held by the Partnership were acquired for, and are being held for, investment purposes. The acquisition of the Shares was made in the ordinary course of the Reporting Persons' business.

     In an effort to protect the Partnership's investment, as well as to maximize investor value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Although they have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, the Partnership may be deemed to be the beneficial owner of 3,324,138 Shares, constituting 21.27% of the Shares of the Issuer, based upon the 15,627,278 Shares outstanding as of April 27, 2004 (as provided by the Issuer and, including the 3,324,138 Shares to which this Schedule 13D relates and an additional 124,138 which were sold to Vinodray R. Shah). All of the Shares owned by the Partnership were acquired on April 27, 2004 pursuant to a Stock Subscription Agreement by and among the Issuer, the Partnership and Vinodray R. Shah dated April 23, 2004, a copy of which is attached hereto as Exhibit B.

Each of the Reporting Persons has the sole power to vote or direct the vote of 0 of the Shares to which this filing relates.

     The Reporting Persons have the shared power to vote or direct the vote of 3,324,138 Shares to which this filing relates.

     Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 of the Shares to which this filing relates.

     The Reporting Persons have the shared power to dispose or direct the disposition of 3,324,138 Shares to which this filing relates.

     Pursuant to the Stock Subscription Agreement dated April 13, 2004 attached as Exhibit B hereto, the Issuer will cause Clearman to be appointed or elected to the Board of Directors of the Issuer within 30 days following the payment of the subscription price and the acceptance of the subscription by the Issuer for the Shares to which this Schedule 13D relates.

     The General Partner and Clearman each specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     There were no transactions in the Shares by the Reporting Persons during the prior 60 days, other than the transactions described herein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Stock Subscription Agreement by and among the Issuer, the Partnership and Vinodray R. Shah dated April 23, 2004, a copy of which is attached hereto as Exhibit B

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Joint Filing Agreement.

     Exhibit B:  Stock Subscription Agreement, dated April 23, 2004.

-----------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        May 6, 2004


                                          KINDERHOOK PARTNERS, LP

                                          By:  Kinderhook GP, LLC
                                                General Partner

                                          By:  /s/ Stephen J. Clearman
                                               -----------------------
                                                Stephen J. Clearman
                                                Managing Member


                                          KINDERHOOK GP, LLC

                                          By:  /s/ Stephen J. Clearman
                                               -----------------------
                                                Stephen J. Clearman
                                                Managing Member


                                          By:  /s/ Stephen J. Clearman
                                               -----------------------
                                                Stephen J. Clearman



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT
                                    ---------


     The undersigned agree that this Schedule 13D dated May 6, 2004 relating to the Common Stock of Target Logistics, Inc. shall be filed on behalf of the undersigned.

                                          May 6, 2004



                                          KINDERHOOK PARTNERS, LP

                                          By:  Kinderhook GP, LLC
                                                General Partner

                                          By:  /s/ Stephen J. Clearman
                                               -----------------------
                                                Stephen J. Clearman
                                                Managing Member


                                          KINDERHOOK GP, LLC

                                          By:  /s/ Stephen J. Clearman
                                               -----------------------
                                                Stephen J. Clearman
                                                Managing Member

                                                                       Exhibit B



                                                                  EXECUTION COPY

                             TARGET LOGISTICS, INC.
                          STOCK SUBSCRIPTION AGREEMENT


Target Logistics, Inc.
500 Harborview Drive, Third Floor
Baltimore, Maryland 21230

Gentlemen:

     This Stock Subscription Agreement (the "Agreement") is being furnished to Target Logistics, Inc. (the "Company"), a Delaware corporation, by the undersigned subscribers (each an "Investor" and, collectively, the "Investors") in connection with offering by the Company to sell shares (the "Shares") of its common stock, par value $0.01 per share, (the "Common Stock"). This offering is being made only to persons or entities who are "accredited Investors" as defined below. Each Investor hereby agrees to purchase Shares in a private transaction, as described herein.

     In consideration for the acceptance by the Company of this Agreement, the Investors hereby agree, covenants, represents and warrants, each severally and not jointly, as follows:

     1. (a) Purchase. Subject to the terms of this Agreement, each Investor hereby severally, and not jointly, subscribes for Shares as follows:

Name                             Shares             Subscription Price
----                             ------             ------------------

Kinderhook Partners, L.P.        3,324,138          $1,928,000
Vinodray R. Shah                   124,138          $   72,000
                                ----------          ----------
Total                            3,448,276          $2,000,000

Each Investor hereby agrees that it or he shall pay the Subscription Price set forth opposite its name above within one week following its or his execution and delivery of this Agreement, in immediately available funds pursuant to such wire transfer instructions provided by the Company. Promptly thereafter, but in no event later than one week following its receipt of such payment, the Company shall deliver to each Investor a certificate(s) representing the Shares registered in the name of such Investor or its or his nominee. Anything herein to the contrary notwithstanding, the Company shall not be obligated to accept any Investor's subscription and issue any Shares hereunder unless the full $2,000,000 Subscription Price is paid in full.

     2. Representations and Warranties of each Investor. Each Investor hereby represents and warrants to the Company that:

          (i) Each Investor is acquiring the Shares solely for investment, solely for each Investor's own account, not for the account of any other person, and not for distribution, assignment or resale to others and no other person has a direct or indirect beneficial interest in any Shares so acquired.

          (ii) Each Investor has consulted with his or its professional and tax advisors with respect to the financial and tax consequences of an investment in the Company, as well as the suitability of this investment, based on his or it's individual circumstances.

          (iii) Investor represents and acknowledges that he or it has had a reasonable opportunity, at a reasonable time prior to his or its investment in the Company, to ask questions of and receive answers from the Company or other representative of the Company concerning the terms and conditions of the offering of the Shares, and the Company and its operations, and all such questions have been answered to each Investor's full satisfaction. Each Investor further acknowledges that he or it has had a reasonable opportunity to obtain any relevant information which the Company possesses or can acquire without unreasonable effort or expense.

          (iv) Each Investor has neither relied upon nor seen any form of advertising or general or public solicitation, including communications published in or broadcasted by any print or electronic medium and mass mailings, in connection with the offering of the Shares, and are aware of no such solicitation or advertisement received by others.

          (v) Kinderhook Partners, L.P. ("KPLP") is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"), by virtue of being a partnership, not formed for the specific purpose of acquiring the Shares with total assets in excess of $5 million. Dr. Vinodray R. Shah ("Dr. Shah") is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act by virtue of being a natural person whose individual net worth, or joint net worth with his spouse, exceeds $1,000,000.

          (vi) Each Investor has the financial means to make an investment in the Company; each Investor is able to bear the economic risk of an investment in the Company; and each Investor's present financial condition is such that each Investor is under no present or contemplated future need to dispose of any portion of the Shares to satisfy any existing or contemplated undertaking, need or indebtedness.

          (vii) Each Investor acknowledges that an investment in the Company involves a high degree of risk.

          (viii) Each Investor understands that limited rights exist to transfer the Shares.

          (ix) KPLP is a limited partnership, duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite power and authority to execute and deliver this Agreement and to carry out the provisions hereof. All limited partnership action on the part of KPLP necessary for the authorization of this Agreement and the performance of all obligations of KPLP hereunder have been taken. The execution, delivery, and performance of this Agreement by KPLP will not violate (with or without the giving of notice or the lapse of time, or both), conflict with, or require any consent or approval under any agreement or instrument binding on KPLP. The principal business address of KPLP is located at One Executive Drive, Suite 160, Fort Lee, New Jersey 07024. Dr. Shah is a natural person with his address at 50 Hilltop Road, Longmeadow, Massachusetts 01106. The execution, delivery, and performance of this Agreement by Dr. Shah will not violate (with or without the giving of notice or the lapse of time, or both), conflict with, or require any consent or approval under any agreement or instrument binding on Dr. Shah.

          (x) The signature of each Investor is binding upon such Investor to purchase the Shares. Each Investor has previously made other investments or engaged in other substantive business activities prior to receiving an opportunity to purchase the Shares and was not formed with a view to investment in the Shares.

          (xi) The foregoing representations and warranties and all other information which each Investor has provided to the Company concerning such Investor, the financial position of such Investor, and the knowledge of financial and business matters of the person making the investment decision on behalf of such Investor, including all information contained herein, are true and accurate in all material respects.

     3. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors that:

          (i) The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to execute and deliver this Agreement and to carry out the provisions hereof. All corporate action on the part of the Company, necessary for the authorization of this Agreement, the performance of all obligations of the Company hereunder, and the authorization, issuance, and delivery of the Shares to each Investor have been taken. The execution, delivery, and performance of this Agreement by the Company will not violate (with or without the giving of notice or the lapse of time, or both), conflict with, or require any consent or approval under any agreement or instrument binding on the Company.

          (ii) The Shares to be issued to each Investor pursuant to the terms hereof, when issued in accordance with the terms hereof, will be duly authorized, validly issued, fully paid, non-assessable and free of pre-emptive rights, with no personal liability attaching to ownership thereof.

          (iii) This Agreement, when executed and delivered, will be a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) general principles of equity that restrict the availability of equitable remedies.

          (iv) The capitalization of the Company consists of: (a) 30,000,000 shares of Common Stock, of which 12,179,002 are issued and outstanding prior to the date hereof; (b) 500,000 shares of Class A Preferred, of which no shares are issued and outstanding; (c) 25,000 shares of Class B Preferred Stock, par value $10.00 per share, of which no shares are issued and outstanding; (d) 400,000 shares of Class C 10% Convertible Preferred Stock, par value $10.00 per share, of which 197,750 shares are issued and outstanding; (e) 200,000 shares of Class D Preferred Stock, par value $10.00 per share, of which no shares are issued and outstanding; (f) 250,000 shares of Class E Preferred Stock, par value $10.00 per share, of which no shares are issued and outstanding; and (g) 300,000 shares of Class F Preferred, of which 122,946 shares are issued and outstanding. There are no outstanding or authorized options, warrants, calls, subscriptions, rights, convertible securities, commitments, agreements, or understandings of any character obligating the Company to issue any shares of any class of stock of the Company or securities convertible into, or evidencing the right to purchase, any shares of any class of stock of the Company, other than (1) pursuant to the Company's 1996 Stock Option Plan, (2) as otherwise set forth in the Certificate of Designations, Preferences and Rights with respect to the Class C Preferred Stock, and (3) with respect to dividends on outstanding shares of Class F Preferred Stock.

          (v) The Company is subject to the periodic reporting obligations set forth in the Exchange Act and the rules and regulations promulgated thereunder and is current in all such filings (the "SEC Filings"). The SEC Filings are accurate and complete in all material respects and the Company's financial position and results of operations reflected therein fairly present the financial position of the Company as at the dates set forth therein and the results of its operations for the periods reflected therein.

          (vi) Since the date of the latest filing included in the SEC Filings, there has been no material adverse change to the business, financial results or prospects of the Company.

          (vii) All representations and warranties set forth herein with respect to the Company are true and correct as of the date hereof. This Agreement does not contain any untrue statement of a material fact with respect to the Company or omit to state any material fact with respect to the Company necessary to make the statements contained herein not misleading.

          (viii) There is no proceeding pending or, to the Company's knowledge, threatened, relating to or seeking to enjoin the transactions contemplated by this Agreement.

     4. Covenants of the Company.

          (i) Within 30 days following the payment of the Subscription Price and the acceptance of the subscription, the Company will cause the appointment or election of Stephen J. Clearman, designee of Kinderhook Partners, L.P., as a member of the Board of Directors of the Company. To the extent permitted by law, the Company will agree to indemnify such designee for the actions of such designee as a director of the Company. In the event the Company maintains a liability insurance policy affording coverage for the acts of its officers and directors, it will, if possible, include such designee as an insured under such policy. The designee shall be entitled to receive such compensation which is paid by the Company to its other independent directors and reimbursement for all reasonable costs incurred in attending such meetings in accordance with the Company's policies.

          (ii) No claim will be made or enforced by the Company or any other person that either Investor, or any general partner or controlling person of Kinderhook Partners, L.P., including, without limitation, Mr. Stephen J. Clearman, is an "Acquiring Person" (or similar term) under any shareholders rights plan or similar plan or arrangement in effect or hereafter adopted by the Company, or that any such Investors or other person could be deemed to trigger the provisions of any such plan or arrangement, by virtue of acquiring Shares at any time and from time to time.

            (iii) As long as any Investor owns Shares, the Company covenants to timely file all reports required to be filed by the Company after the date hereof pursuant to the Securities Exchange Act of 1934. Upon request, the Company shall deliver to any Investor a written certification of a duly authorized officer as to whether it has complied with the preceding sentence. As long as any Investor owns Shares, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Purchasers and make publicly available in accordance with Rule 144(c) such information as is required for the Purchasers to sell the Shares under Rule 144.

     5. Survival of Representations and Warranties; Indemnification.

          (i) The representations and warranties of the Company contained in
Section 3 shall survive the effectuation of the transactions contemplated hereby for a period of two years. The Company will indemnify and hold each Investor and their directors, officers, shareholders, partners, controlling persons, employees and agents (each, an "Investor Party") harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation (collectively, "Losses") that any such Investor Party may suffer or incur as a result of or relating to any misrepresentation, breach or inaccuracy, or any allegation by a third party that, if true, would constitute a breach or inaccuracy, of any of the representations, warranties, covenants or agreements made by the Company in this Agreement. The Company will reimburse such Investor Party for its reasonable legal and other expenses (including the cost of any investigation, preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred. The Company and the Investor Party may not, without the prior written consent of the other, agree to any settlement of any claim or action with respect to which the Company is required to indemnify the Investor Party pursuant to this Section 5.

          (ii) The representations and warranties of the Investors contained in
Section 2 shall survive the effectuation of the transactions contemplated hereby for a period of two years. Ecah Investor will indemnify and hold the Company and its directors, officers, shareholders, controlling persons, employees and agents (each, a "Company Party") harmless from any and all Losses that any such Company Party may suffer or incur as a result of or relating to any misrepresentation, breach or inaccuracy, or any allegation by a third party that, if true, would constitute a breach or inaccuracy, of any of the representations, warranties, covenants or agreements made by such Investor in this Agreement. Each Investor will reimburse such Company Party for its reasonable legal and other expenses (including the cost of any investigation, preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred. Any Investor and the Company Party may not, without the prior written consent of the other, agree to any settlement of any claim or action with respect to which such Investor is required to indemnify the Company Party pursuant to this Section 5.

     6. Transferability and Resale.

          (i) Each Investor acknowledges that the Shares have not been registered under the Securities Act and any applicable State securities laws (the "State Acts"), and, except as provided herein, may not be sold, pledged, hypothecated, donated or otherwise transferred (whether or not for consideration) by such Investor unless registered pursuant to the Act, or upon presentation to the Company of evidence satisfactory to the Company, or submission to the Company of a favorable opinion of counsel reasonably acceptable to the Company, to the effect that any such transfer is subject to an applicable exemption under and will not be in violation of the Act and the State Acts. The above notwithstanding, the Company acknowledges and agrees that an Investor may from time to time pledge pursuant to a bona fide margin agreement or grant a security interest in some or all of the Shares and, if required under the terms of such arrangement, such Investor may transfer pledged or secured Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to notice to, or approval of, the Company and no legal opinion of the pledgee, secured party or pledgor shall be required in connection therewith.

          (ii) Each Investor acknowledges that it may be required to hold the Shares indefinitely and therefore may not realize any liquidity from any sale of the Shares.

          (iii) Each Investor and the Company agree that the Company will register the Shares in accordance with the Registration Rights Addendum attached hereto and incorporated herein by reference.

          (iv) Upon request of an Investor, the Company shall, or shall cause its transfer agent, to remove any restrictive legend from the Shares (a) while a registration statement covering the resale of such security is effective under the Securities Act, or (b) following any sale of such Shares pursuant to Rule 144, or (c) if such Shares are eligible for sale under Rule 144(k), or (d) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Securities and Exchange Commission ("SEC")). The Company shall cause its counsel to issue any legal opinion as shall be required to so remove such legend. The Company shall not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section.

     7. Binding Effect; Successors and Assigns. This Agreement will be binding upon the parties hereto, the successors and assigns of the Company and the successors and assigns of each Investor. This Agreement will inure to the benefit of the Company and its successors and assigns. Neither this Agreement nor any part of it will be assignable by each Investor.

     8. Miscellaneous.

          (i) This Agreement constitutes the entire agreement among the parties hereto with respect to the subscription of each Investor's Shares and may be amended only by a writing executed by the parties hereto.

          (ii) Within 10 days after receipt of a written request from the Company, each Investor agrees to provide such information and to execute and deliver such documents as reasonably may be necessary to comply with any and all laws and ordinances to which the Company is subject.

          (iii) In this Agreement the singular shall include the plural and the masculine gender shall include the feminine and neuter and vice versa, as the context requires.

          (iv) Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity shall not impair the operation of or affect the remaining portions of this Agreement.

          (v) This Agreement shall be construed in accordance with the laws of the State of Maryland, without regard to principles of conflict of laws.


                        [SIGNATURES APPEAR ON NEXT PAGE]

          IN WITNESS WHEREOF, the undersigned has executed and sealed this Agreement as of this 23rd day of April, 2004.

                                    KINDERHOOK PARTNERS, L.P.

                                    By:   /s/ Stephen j. Clearman
                                          --------------------------
                                          Stephen J. Clearman
                                              , its General Partner


                                          /s/ Dr. Vinodray R. Shah
                                          ------------------------------
                                          Dr. Vinodray R. Shah

ACCEPTED THIS 23rd DAY OF APRIL, 2004

TARGET LOGISTICS, INC.


By:   /s/ Stuart Hettleman
      -------------------------------
      Stuart Hettleman, President

                          REGISTRATION RIGHTS ADDENDUM

     1. Mandatory Registration.

          1.1. Within 30 days following the filing by the Company of its Annual Report on Form 10-K for the fiscal year ending June 30, 2004, the Company will file a registration statement, on an applicable form, under and in accordance with the provisions of the Securities Act (the "Mandatory Registration"), with respect to all of the Shares (the "Mandatory Shares"). If, however, the Company shall furnish to each Investor a certificate signed by the President of the Company stating that, in the good faith judgment of the Board of Directors of the Company, a material acquisition or disposition by the Company is being negotiated or has been publicly announced, the Company shall have the right to defer such filing for a period of not more than 60 days; provided, however, that the Company may not utilize this right more than once. The Company shall cause the registration statement with respect to the Mandatory Registration to be declared effective as soon as practically possible following the filing, but in no event later than December 31, 2004.

          1.2. In the event the Company does not file the registration statement with respect to the Mandatory Registration or cause such registration statement to be declared effective as required and at the times pursuant to Section 1.1 hereof, then for each day beyond the required filing date that the registration statement is not filed, or the required effectiveness date that the registration statement is not declared effective, as the case may be, the Company shall pay to each Investor, as exclusive and liquidated damages, an amount equal to six percent (6%) multiplied by the Subscription Price, divided by 360.

     2. Right to Piggyback.

          2.1. If, prior to the filing of the Mandatory Registration, the Company proposes to register any securities of the Company under the Securities Act on any registration form (otherwise than for the registration of securities to be offered and sold by the Company pursuant to (i) an employee benefit plan,
(ii) a dividend or interest reinvestment plan, (iii) other similar plans or (iv) reclassification of securities, mergers, consolidations and acquisitions of assets), not less than 30 days prior to the filing of the registration statement therefor the Company shall give to each Investor written notice of such proposal which shall describe in detail the proposed registration and distribution and, upon the written request of each Investor furnished within 30 days after the date of any such notice, proceed to include in such registration such Shares ("Piggy-Back Shares") as have been requested by each Investor to be included in such registration. Each Investor shall in their request describe briefly the proposed disposition of such Shares. The Company will in each instance cause all such Piggy-Back Shares to be registered under the Securities Act, to the extent necessary to permit the sale or other disposition thereof (in the manner stated in such request) by each Investor.

               2.2. Nothing in this Section shall be deemed to require the Company to proceed with any registration (other than the Mandatory Registration) of its securities after giving the notice as provided herein.

     3. Selection of Underwriter; Participation in Underwritten Registrations.

          Each Investor agrees to the selection by the Company of a underwriter to manage any Mandatory Registration or registration which includes the Piggy-Back Shares (provided that such underwriter shall be reasonably acceptable to such Investor). Each Investor may not participate in any registration hereunder which is underwritten unless each Investor (i) agrees to sell its Mandatory Shares or Piggy-Back Shares, as the case may be (hereinafter, the "Registered Shares"), on the basis provided in any underwriting arrangements that are in customary form and approved by the Company, and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents customary for selling shareholders in like transactions and reasonably requested by such underwriters subject, in each case, to the completion and execution of the same by each other selling shareholder, 10% shareholder, director and executive officer of the Company; provided that each Investor shall not be required to make any representations or warranties to the Company or the underwriters other than representations and warranties regarding each Investor and each Investor's intended method of distribution.

     4. Registration and Qualification Procedures.

          4.1. Whenever the Company is required by the provisions of this Agreement to use its best efforts to effect the registration of any of its securities under the Securities Act, the Company will, as expeditiously as possible and subject to the provisions of Section 4.2 hereof:

               (i) prepare and file with the SEC a registration statement with respect to such securities in the form of an appropriate registration statement with respect to the Registered Shares and use its best efforts to cause such registration statement to become and remain continuously effective until the earlier of (a) all of the Registered Shares covered by such registration statement having been sold in accordance with the intended methods of disposition of the seller or sellers set forth in such registration statement, and (b) two years after such registration statement has been declared effective; provided, that if for any portion of such one year period the registration statement is not effective, then such one year requirement for maintaining the effectiveness of the registration statement shall be extended by the length of such interruption(s), and the Company shall prepare and file with the SEC such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective and such registration statement and prospectus accurate and complete during such period;

               (ii) prior to any public offering of Shares, use its best efforts to register or qualify or cooperate with the selling Investors and their counsel in connection with the registration or qualification (or exemption from such registration or qualification) of Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Investor requests in writing, to keep each such registration or qualification (or exemption therefrom) effective during the effectiveness period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Shares covered by a registration statement; provided, however, that the Company shall not be required to qualify as a foreign corporation or consent to a general and unlimited service of process in any such jurisdiction, subject itself to any material taxation in any such jurisdiction, or qualify as a dealer in securities;

               (iii) subject to the execution of confidentiality agreements in form and substance reasonably satisfactory to the Company, make available upon reasonable notice and during normal business hours, for inspection by each Investor and any attorney, accountant or other agent retained by each Investor (collectively, the "Inspectors"), all pertinent financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records"), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors and employees to supply all information (together with the Records, the "Information") reasonably requested by any such Inspector in connection with such registration statement;

               (iv) furnish to each Investor such number of copies of preliminary prospectuses and prospectuses and each supplement or amendment thereto and such other documents as they may reasonably request in order to facilitate the sale or other disposition of the securities owned by them in conformity with (a) the requirements of the Securities Act and (b) the proposed method of distribution;

               (v) otherwise comply with all applicable rules and regulations of the SEC;

               (vi) cause all such Registered Shares to be listed on each securities exchange on which similar securities issued by the Company are then listed and to be qualified for trading on each over-the-counter market or trading system on which similar securities issued by the Company are from time to time qualified or traded;

               (vii) furnish to each prospective selling Investor a signed counterpart, addressed to such Investor, of (i) an opinion of counsel for the Company, dated the effective date of the registration statement, and, to the extent available from the independent auditors of the Company, (ii) a "comfort" letter signed by the independent public accountants who have certified the Company's financial statements included in the registration statement, covering substantially the same matters with respect to the registration statement (and the prospectus included therein) and (in the case of the "comfort" letter) with respect to events subsequent to the date of the financial statements, as are customarily covered (at the time of such registration) in opinions of issuer's counsel and in "comfort" letters delivered to the underwriters in underwritten public offerings of securities;

               (vi) provide a transfer agent and registrar for all such Registered Shares not later than the effective date of such registration statement and thereafter maintain such a transfer agent and registrar; and otherwise cooperate with each Investor and the managing underwriter to facilitate the timely preparation and delivery of certificates representing Registered Shares to be sold and not bearing any restrictive legends, and enable such Registered Shares to be in such denominations and registered in such names as the managing underwriter may reasonably request at least two business days prior to any sale of Registered Shares to the underwriters;

               (vii) enter into and perform an underwriting agreement with the managing underwriter, if any, containing customary (a) terms of offer and sale of the securities, payment provisions, underwriting discounts and commissions, and (b) representations, warranties, covenants, indemnities, terms and conditions;

               (viii) notify each Investor during any time when a prospectus relating to the registration is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of each Investor promptly prepare and furnish to each Investor a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they are made;

               (ix) keep each Investor advised in writing as to the initiation and progress of any registration under this Agreement.

          4.2. Whenever the Company is required by the provisions of this Agreement to use its best efforts to effect the registration of any of its securities under the Securities Act, each Investor will, as expeditiously as possible, furnish to the Company such information in writing regarding themselves and the distribution of Registered Shares as the Company may from time to time reasonably request in writing in order to comply with the Securities Act. Each Investor agrees to notify the Company as promptly as practicable of any inaccuracy or change in information it has previously furnished to the Company.

     5. Registration Expenses.

          The Company shall pay all expenses in connection with any registration contemplated hereby, including, without limitation, (i) any expenses incident to filing with the National Association of Securities Dealers, Inc., (ii) registration fees, (iii) printing expenses, (iv) the Company's accounting and legal fees and expenses, (v) any and all "road show" expenses, and (vi) expenses of any special audits incident to or required by any such registration or qualification; provided, however, the Company shall not be liable for (a) any discounts or commissions to any underwriter attributable to Registered Shares being sold; (b) any stock transfer taxes incurred in respect of the Registered Shares being sold; or (c) the legal fees of each Investor.

     6. Indemnification.

          6.1. In connection with any registration or qualification of securities under this Agreement, the Company agrees to indemnify each Investor and each officer, director and controlling person of each Investor against all losses, claims, damages, liabilities and expenses (including all costs of investigation and any and all fees and expenses of counsel) caused by any untrue, or alleged untrue, statement of a material fact contained in any registration statement, preliminary prospectus, prospectus or notification or offering circular (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by any untrue statement or alleged untrue statement or omission or alleged omission based upon information furnished in writing to the Company by either Investor or any underwriter expressly for use therein.

          6.2. In connection with any registration or qualification of securities under this Agreement, each Investor agrees to indemnify the Company and each officer, director and controlling person of the Company against all losses, claims, damages, liabilities and expenses (including the costs of reasonable investigation) caused by any untrue, or alleged untrue, statement of a material fact contained in any registration statement, preliminary prospectus, prospectus or notification or offering circular (as amended or supplemented if such Investor shall have furnished information for any amendments or supplements thereto) or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent such losses, claims, damages, liabilities or expenses are caused by any untrue statement or alleged untrue statement or omission or alleged omission based upon information furnished in writing to the Company by each Investor expressly for use therein; provided, however, that the liability of any Investor under this Section 6.2 shall be limited to an amount equal to the proceeds to such Investor of Shares sold as contemplated herein.

          6.3. Any person entitled to indemnification hereunder will (i) give reasonably prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

          6.4. The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and will survive the transfer of Registered Shares.

          6.5. The parties agree to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event indemnification is unavailable for any reason. Such right to contribution shall be in such proportion as is appropriate to reflect the relative fault of and benefits to the Company on the one hand and each Investor on the other, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits to the indemnifying party and indemnified parties shall be determined by reference to, among other things, the total proceeds received by the indemnifying party and indemnified parties in connection with the offering to which such losses, claims, damages, liabilities or expenses relate. The relative fault of the indemnifying party and indemnified parties shall be determined by reference to, among other things, whether the action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission or state a material fact, has been made by, or relates to information supplied by, such indemnifying party or the indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The parties hereto agree that it would not be just or equitable if contribution pursuant hereto were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Agreement. No person found guilty of any fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not found guilty of such fraudulent misrepresentation.



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